JUNEE LTD

October 31, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Re:	Junee Ltd
Amendment No. 8 to Registration Statement on Form F-1
Filed September 5, 2023
Registration No. 333-266116

Ladies and Gentlemen:

Junee Limited (the “Company”, “Junee,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) on September 25, 2023, regarding our Amendment No. 8 to the Registration Statement on Form F-1 filed on September 5, 2023. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amendment No. 9 to the Registration Statement on Form F-1 (the “Amendment No. 9”) is being filed to accompany this letter.

Amendment No. 8 to Registration Statement on Form F-1

General

1. We note your response to comment 4 and reissue. On the resale prospectus cover page, please include placeholders for the date of effectiveness of this registration statement, the initial public offering price of your ordinary shares, and the most recent trading price of your ordinary shares on Nasdaq. In this regard, we note that the resale prospectus is contingent on the listing of your ordinary shares on a national securities exchange. Also confirm that you will include such information in the Rule 424(b) prospectus filed in connection with the resale offering. Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K. We note such information will not be available at the time of effectiveness of the public offering prospectus.

Response: We note the Staff’s comment, and in response, we revised our disclosure on the resale prospectus cover page to clarify that the Resale Shares will be sold concurrently with the Company’s initial public offering shares and from time to time thereafter. We respectfully confirm that we will include all requisite information in the Rule 424(b) prospectus filed in connection with the resale offering.

2. As a related matter, please revise your statement that the “Resale Shares may be sold pursuant to this prospectus from time to time after the effectiveness of the Registration Statement” to clarify that shares sold by the selling shareholders covered by the resale prospectus will only occur after your ordinary shares are trading on Nasdaq.

Response: In response to the Staff’s comment, we revised our disclosure on the public offering prospectus to remove disclosure beyond the “Explanatory Note” on the cover page and to clarify on the resale prospectus cover page that the Resale Shares may be sold concurrently with the initial public offering and thereafter may be sold from time to time by the stated methods provided thereon.

Very truly yours,

/s/ Sai Kit (Dicky) Yip
Name:	Sat Kit (Dicky) Yip
Title:	Executive Director

Lisa Forcht, Esq.

Hunter Taubman Fischer & Li LLC